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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                             Form 20-F_X_   Form 40-F___

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                              Yes___         No_X_

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                              Yes___         No_X_

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:
                              Yes___         No_X_

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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ENDESA Acquires 290 MW in Wind Power from Sacyr Vallehermoso In Portugal

     NEW YORK--(BUSINESS WIRE)--May 12, 2005--ENDESA(NYSE:ELE):

     -- ENDESA has signed an agreement to acquire from Portuguese company FINERGE, the umbrella of a holding which operates wind farms and co-generation plants and which has 60 MW in use and 260 MW in the pipeline.

     --   The operation is valued at Euro 166.12 million.

     ENDESA (NYSE:ELE) has signed an agreement with Sacyr Vallehermoso for the acquisition of 100% of the share capital of Portuguese company Finerge Gestao de Proyectos Energeticos, S.A. (FINERGE), umbrella company of a holding which operates wind farms and co-generation plants in Portugal. The deal hinges on the pertinent authorisation from the Portuguese anti-trust authorities.
     The company, which has 43 subsidiaries, owns projects already in operation whose installed capacity is 60 MW and projects under construction or in the pipeline with a capacity of 260 MW.
     The operation is valued at Euro 166.12 million, of which Euro 149 million correspond to the acquisition price and the remaining Euro 17.05 million to the amount of loans granted to the company by its current shareholders.
     This agreement falls within the framework of ENDESA's Strategic Plan, which envisages an increase in installed capacity of renewables amounting to 2,400 MW in Spain and Portugal in 2005-2009. In this regard, the deal is a chance for ENDESA to move closer to its objectives.
     Furthermore, the Portuguese framework in terms of special regime remuneration, recently approved, guarantees the return on wind farms, which are ensured network connection points. This is the case for all FINERGE plants, for 15 years as from entry into service.
     ENDESA's cogeneration and renewable energy plants have a total installed capacity of 2,148 MW. Of this, 1,672 MW correspond to renewable energy plants located in Spain, 476 MW to cogeneration and waste treatment plants in Spain and 107 MW to cogeneration plants in Portugal, Colombia and Mexico.
     * This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Folleto Informativo Continuado of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2003. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.


     CONTACT: ENDESA
              North America Investor Relations Office
              David Raya, 212-750-7200
              http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENDESA, S.A.

Dated: May 12th, 2005                   By: /s/ David Raya
                                            ------------------------------------
                                        Name:  David Raya
                                        Title: Manager of North America Investor
                                               Relations